EXHIBIT 16.1

July 11, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated July 11, 2005, of Electroglas, Inc. (the “Registrant”) and are in agreement with the statements contained in the first, second and third paragraphs and the first sentence of the fourth paragraph on the second page therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP